# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROSHARES TRUST, CIK 0001174610
CUSIP: 74347G184
Title of class of securities: Shares of beneficial interest of ProShares Short Bitcoin ETF
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001869683

## Reporting persons
- Maytree Asset Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wealthpath OFC: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liu Jie: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PROSHARES TRUST
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, MARYLAND, 20814

## Item 2. Person Filing
Name of person filing: Maytree Asset Management Ltd (Maytree), Wealthpath OFC (Wealthpath) and Liu Jie
Address of principal business office or, if none, residence:
Unit 710, L7, Core D, Cyberport 3, 100 Cyberport Road,
Hong Kong, Hong Kong, 0
Citizenship: Please refer to Item 4 on each cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Maytree is an investment manager licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities in Hong Kong.

## Item 4. Ownership
Amount beneficially owned:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Percent of class:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Sole power to vote or to direct the vote:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Shared power to vote or to direct the vote:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Sole power to dispose or to direct the disposition:
Maytree: 0
Wealthpath: 0
Liu Jie: 0
Shared power to dispose or to direct the disposition:
Maytree: 0
Wealthpath: 0
Liu Jie: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment managers licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 (Asset Management) regulated activities is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Maytree Asset Management Ltd: KWAI LUN HO, Chief Compliance Officer (11/04/2026)
- Wealthpath OFC: KWAI LUN HO, Chief Compliance Officer (11/04/2026)
- Liu Jie: Liu Jie, Director (11/04/2026)